SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[RULE 13D-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 27)*

Loral Space & Communications Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

543881106

(CUSIP Number)

Janet Yeung MHR Fund Management LLC 1345 Avenue of the Americas, 42nd Floor New York, New York 10105 (212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Continued on following pages

(Page 1 of 29 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 543881106	13D	Page 2 of 29 Pages

1	NAMES OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT II HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,115,347
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,115,347
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,347
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 543881106	13D	Page 3 of 29 Pages

1	NAMES OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,115,347
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,115,347
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,347
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 543881106	13D	Page 4 of 29 Pages

1	NAMES OF REPORTING PERSONS MHR ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,304,368
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,304,368
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,368
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 543881106	13D	Page 5 of 29 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,123,874
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,123,874
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,874
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 543881106	13D	Page 6 of 29 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,634,891
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,634,891
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,634,891
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 543881106	13D	Page 7 of 29 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,418,660
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,418,660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,418,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 543881106	13D	Page 8 of 29 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,378,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,378,693
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,378,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 543881106	13D	Page 9 of 29 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,211,467
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,211,467
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,467
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 543881106	13D	Page 10 of 29 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,211,467
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,211,467
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,467
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 543881106	13D	Page 11 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHRC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,304,368
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,304,368
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 543881106	13D	Page 12 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHRC I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,634,891
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,634,891
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,634,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 543881106	13D	Page 13 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHRC II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,378,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,378,693
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,378,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 543881106	13D	Page 14 of 29 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,529,419
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,529,419
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,529,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 543881106	13D	Page 15 of 29 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,529,419
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,529,419
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,529,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 543881106	13D	Page 16 of 29 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,544,419
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,544,419
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,544,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 18 of 29 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 27, the Schedule 13D filed on November 30, 2005 (the “Original Schedule 13D”), which was amended on October 19, 2006 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on October 30, 2006 by Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), on February 28, 2007 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on March 23, 2007 by Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”), on August 9, 2007 by Amendment No. 5 to the Original Schedule 13D (“Amendment No. 5”), on August 31, 2007 by Amendment No. 6 to the Original Schedule 13D (“Amendment No. 6”), on November 2, 2007 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on July 17, 2008 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on October 22, 2008 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on November 12, 2008 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”), on November 24, 2008 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11”), on December 4, 2008 by Amendment No. 12 to the Original Schedule 13D (“Amendment No. 12”), on December 5, 2008 by Amendment No. 13 to the Original Schedule 13D (“Amendment No. 13”), on December 8, 2008 by Amendment No. 14 to the Original Schedule 13D (“Amendment No. 14”), on December 24, 2008 by Amendment No. 15 to the Original Schedule 13D (“Amendment No. 15”), on March 20, 2009 by Amendment No. 16 to the Original Schedule 13D (“Amendment No. 16”), on July 2, 2009 by Amendment No. 17 to the Original Schedule 13D (“Amendment No. 17”), on March 17, 2011 by Amendment No. 18 to the Original Schedule 13D (“Amendment No. 18”), on November 13, 2012 by Amendment No. 19 to the Original Schedule 13D (“Amendment No. 19”), on January 10, 2013 by Amendment No. 20 to the Original Schedule 13D (“Amendment No. 20”), on January 30, 2015 by Amendment No. 21 to the Original Schedule 13D (“Amendment No. 21”), on March 9, 2015 by Amendment No. 22 to the Original Schedule 13D (“Amendment No. 22”), on May 15, 2015 by Amendment No. 23 to the Original Schedule 13D (“Amendment No. 23”), on September 4, 2015 by Amendment No. 24 to the Original Schedule 13D (“Amendment No. 24”), on March 7, 2016 by Amendment No. 25 to the Original Schedule 13D (“Amendment No. 25”) and on March 10, 2016 by Amendment No. 26 to the Original Schedule 13D (“Amendment No. 26” and, together with Amendment No. 1 through Amendment No. 25 and the Original Schedule 13D, the “Schedule 13D”) and relates to common stock, par value $0.01 per share (the “Common Stock”), of Loral Space & Communications Inc. (the “Issuer”).

This Statement is being filed solely to report that Master Account, rather than Master Account II Holdings, acquired the shares of Common Stock that were reported to have been acquired by Master Account II Holdings on Amendment No. 25 and Amendment No. 26. Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 26.

Item 2. Identity and Background.

Item 2 is hereby amended by deleting such Item in its entirety and replacing it with the following:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	MHR Capital Partners Master Account II Holdings LLC (“Master Account II Holdings”);

(ii)	MHR Capital Partners Master Account II LP (“Master Account II”);

(iii)	MHR Advisors LLC (“Advisors”);

(iv)	MHR Institutional Partners LP (“Institutional Partners”);

(v)	MHR Institutional Advisors LLC (“Institutional Advisors”);

(vi)	MHR Institutional Partners IIA LP (“Institutional Partners IIA”);

(vii)	MHR Institutional Advisors II LLC (“Institutional Advisors II”);

(viii)	MHR Institutional Partners III LP (“Institutional Partners III”);

(ix)	MHR Institutional Advisors III LLC (“Institutional Advisors III”);

(x)	MHRC LLC (“MHRC”);

(xi)	MHRC I LLC (“MHRC I”);

(xii)	MHRC II LLC (“MHRC II”);

(xiii)	MHR Fund Management LLC (“Fund Management”);

(xiv)	MHR Holdings LLC (“MHR Holdings”); and

(xv)	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

This Statement relates to securities held for the accounts of each of MHR Capital Partners Master Account LP, an Anguilla, British West Indies limited partnership (“Master Account”), Master Account II Holdings, a Delaware limited liability company, MHR Capital Partners (100) LP (“Capital Partners (100)”), Institutional Partners, MHRA LP (“MHRA”), MHRM LP (“MHRM”), MHR Institutional Partners II LP (“Institutional Partners II”), Institutional Partners IIA and Institutional Partners III, each (other than Master Account and Master Account II Holdings) a Delaware limited partnership. Master Account II, a limited partnership organized in the Republic of the Marshall Islands, is the sole member of Master Account II Holdings, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Master Account II Holdings. Advisors is the general partner of each of Master Account, Master Account II and Capital Partners (100), and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Master Account II Holdings and Capital Partners (100). Institutional Advisors is the general partner of each of Institutional Partners, MHRA and MHRM, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Institutional Partners, MHRA and MHRM. Institutional Advisors II is the general partner of each of Institutional Partners II and Institutional Partners IIA, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is the general partner of Institutional Partners III, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Master Account II, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III, and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of each of Master Account, Master Account II Holdings, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III. MHR Holdings, a Delaware limited liability company, is the managing member of Fund Management and, in such capacity, may be deemed to beneficially own any shares of Common Stock that are deemed to be beneficially owned by Fund Management.

MHRC is the managing member of Advisors and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Master Account II Holdings and Capital Partners (100). MHRC I is the managing member of Institutional Advisors and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of Institutional Partners, MHRA and MHRM. MHRC II is the managing member of Institutional Advisors II and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Institutional Partners II and Institutional Partners IIA.

Dr. Rachesky is the managing member of MHRC and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Master Account II Holdings and Capital Partners (100). Dr. Rachesky is the managing member of MHRC II and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Dr. Rachesky is the manager of MHRC I and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Institutional Partners, MHRA and MHRM. Dr. Rachesky is the managing member of Institutional Advisors III and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Institutional Partners III. Dr. Rachesky is the managing member of MHR Holdings, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Master Account II Holdings, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

The Reporting Persons:

The principal business of each of Master Account II Holdings, Institutional Partners, Institutional Partners IIA and Institutional Partners III is investment in securities.

Master Account II is a limited partnership and the sole member of Master Account II Holdings. The principal business of Master Account II is to serve as the sole member of Master Account II Holdings. Advisors is a Delaware limited liability company and the general partner of each of Master Account, Master Account II and Capital Partners (100). The principal business of Advisors is to provide management and advisory services to each of Master Account, Master Account II and Capital Partners (100). Institutional Advisors is a Delaware limited liability company and the general partner of each of Institutional Partners, MHRA and MHRM. The principal business of Institutional Advisors is to provide management and advisory services to each of Institutional Partners, MHRA and MHRM. Institutional Advisors II is a Delaware limited liability company and the general partner of each of Institutional Partners II and Institutional Partners IIA. The principal business of Institutional Advisors II is to provide management and advisory services to each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is a Delaware limited liability company and the general partner of Institutional Partners III. The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III. MHRC is a Delaware limited liability company and the managing member of Advisors. The principal business of MHRC is to serve as the managing member of Advisors. MHRC I is a Delaware limited liability company and the managing member of Institutional Advisors. The principal business of MHRC I is to serve as the managing member of Institutional Advisors. MHRC II is a Delaware limited liability company and the managing member of Institutional Advisors II. The principal business of MHRC II is to serve as the managing member of Institutional Advisors II.

The principal business of Fund Management is to provide management and advisory services to each of Master Account, Master Account II, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

MHR Holdings is a Delaware limited liability company and the managing member of Fund Management. The principal business of MHR Holdings is to serve as the managing member of Fund Management.

Current information concerning the identity and background of the officer of Advisors, Institutional Advisors, Institutional Advisors II, Institutional Advisors III, MHRC, MHRC I, MHRC II, Fund Management and MHR Holdings is set forth in Annex A to Amendment No. 26, which is incorporated by reference in response to this Item 2.

Dr. Rachesky is the managing member of MHRC, MHRC II, Institutional Advisors III and MHR Holdings. Dr. Rachesky is the manager of MHRC I. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

Each Reporting Person’s principal business address is 1345 Avenue of the Americas, 42nd Floor, New York, N.Y. 10105.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Page 19 of 29 Pages

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

The reference to “Master Account II Holdings” in Item 3 of Amendment No. 25 and Amendment No. 26 is hereby amended to be a reference to “Master Account”.

Page 20 of 29 Pages

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting such Item in its entirety and replacing it with the following:

The percentages set forth below are calculated based on information contained in the Form 10-K for the year ended December 31, 2015, which disclosed that there were 21,427,078 shares of Common Stock outstanding as of February 16, 2016.

All references to percentage beneficial ownership in Item 1 and this Item 5(a) are calculated by reference only to the shares of Common Stock and without reference to the beneficial ownership of any shares of Non-Voting Common Stock, which are not a class of an “equity security” as defined by Rule 13d-1(i) of the Act. Reference to the Non-Voting Common Stock in the footnotes to this Item 5(a) are made supplementally and for informational purposes only.

(a)(i) Master Account may be deemed the beneficial owner of 34,732 shares of Common Stock held for its own account (approximately 0.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13a-3(d)(1)i) under the Act).

(ii) Master Account II Holdings may be deemed the beneficial owner of 1,115,3471 shares of Common Stock held for its own account (approximately 5.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3 (d)(1)(i) under the Act).

(iii) Master Account II may be deemed the beneficial owner of 1,115,3472 shares of Common Stock (approximately 5.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 1,115,347 shares of Common Stock held for the account of Master Account II Holdings.

(iv) Capital Partners (100) may be deemed the beneficial owner of 154,2893 shares of Common Stock held for its own account (approximately 0.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(v) Advisors may be deemed the beneficial owner of 1,304,3684 shares of Common Stock (approximately 6.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 34,732 shares of Common Stock held for the account of Master Account, (B) 1,115,347 shares of Common Stock held for the account of Master Account II Holdings and (C) 154,289 shares of Common Stock held for the account of Capital Partners (100).

[1]	In addition, Master Account II Holdings may be deemed the beneficial owner of 1,089,120 shares of Non-Voting Common Stock held for its own account.
[2]	In addition, Master Account II may be deemed the beneficial owner of 1,089,120 shares of Non-Voting Common Stock held for the account of Master Account II Holdings.
[3]	In addition, Capital Partners (100) may be deemed the beneficial owner of 125,922 shares of Non-Voting Common Stock held for its own account.
[4]	In addition, Advisors may be deemed the beneficial owner of 1,215,042 shares of Non-Voting Common Stock held for the accounts of Master Account II Holdings and Capital Partners (100).

Page 21 of 29 Pages

(vi) Institutional Partners may be deemed the beneficial owner of 2,123,874 shares of Common Stock held for its own account (approximately 9.9% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vii) MHRA may be deemed the beneficial owner of 205,476 shares of Common Stock held for its own account (approximately 1.0% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(viii) MHRM may be deemed the beneficial owner of 305,541 shares of Common Stock held for its own account (approximately 1.4% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ix) Institutional Advisors may be deemed the beneficial owner of 2,634,891 shares of Common Stock (approximately 12.3% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 2,123,874 shares of Common Stock held for the account of Institutional Partners, (B) 205,476 shares of Common Stock held for the account of MHRA and (C) 305,541 shares of Common Stock held for the account of MHRM.

(x) Institutional Partners II may be deemed the beneficial owner of 960,0335 shares of Common Stock held for its own account (approximately 4.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xi) Institutional Partners IIA may be deemed the beneficial owner of 2,418,6606 shares of Common Stock held for its own account (approximately 11.3% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xii) Institutional Advisors II may be deemed the beneficial owner of 3,378,6937 shares of Common Stock (approximately 15.8% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 960,033 shares of Common Stock held for the account of Institutional Partners II and (B) 2,418,660 shares of Common Stock held for the account of Institutional Partners IIA.

(xiii) Institutional Partners III may be deemed the beneficial owner of 1,211,4678 shares of Common Stock held for its own account (approximately 5.7% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3 (d)(1)(i) under the Act).

[5]	In addition, Institutional Partners II may be deemed the beneficial owner of 540,200 shares of Non-Voting Common Stock held for its own account.
[6]	In addition, Institutional Partners IIA may be deemed the beneficial owner of 1,360,934 shares of Non-Voting Common Stock held for its own account.
[7]	In addition, Institutional Advisors II may be deemed the beneficial owner of 1,901,134 shares of Non-Voting Common Stock held for the accounts of Institutional Partners II and Institutional Partners IIA.
[8]	In addition, Institutional Partners III may be deemed the beneficial owner of 6,389,497 shares of Non-Voting Common Stock held for its own account.

Page 22 of 29 Pages

(xiv) Institutional Advisors III may be deemed the beneficial owner of 1,211,4679 shares of Common Stock (approximately 5.7% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 1,211,467 shares of Common Stock held for the account of Institutional Partners III.

(xv) MHRC may be deemed the beneficial owner of 1,304,36810 shares of Common Stock (approximately 6.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in Item 5(a)(v) by virtue of MHRC’s position as the managing member of Advisors.

(xvi) MHRC I may be deemed the beneficial owner of 2,634,891 shares of Common Stock (approximately 12.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in Item 5(a)(ix) by virtue of MHRC I’s position as managing member of Institutional Advisors.

(xvii) MHRC II may be deemed the beneficial owner of 3,378,69311 shares of Common Stock (approximately 15.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in Item 5(a)(xii) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(xviii) Fund Management may be deemed the beneficial owner of 8,529,41912 shares of Common Stock (approximately 39.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Master Account II, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

[9]	In addition, Institutional Advisors III may be deemed the beneficial owner of 6,389,497 shares of Non-Voting Common Stock held for the account of Institutional Partners III.
[10]	In addition, MHRC may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock otherwise described in footnote 4 to this Item 5(a) by virtue of its position as the managing member of Advisors.
[11]	In addition, MHRC II may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock otherwise described in footnote 7 to this Item 5(a) by virtue of its position as the managing member of Institutional Advisors II.
[12]	In addition, Fund Management may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock otherwise described in the footnotes to this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account II, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

Page 23 of 29 Pages

(xix) MHR Holdings may be deemed the beneficial owner of 8,529,41913 shares of Common Stock (approximately 39.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xx) Dr. Rachesky may be deemed the beneficial owner of 8,544,41914 shares of Common Stock (approximately 39.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (a) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings and as the manager of MHRC I, and (b) 15,000 shares of Common Stock held directly by Dr. Rachesky.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 34,732 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 34,732 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

(ii) Master Account II Holdings may be deemed to have (x) the sole power to direct the disposition of 1,115,347 shares of Common Stock which may be deemed to be beneficially owned by Master Account II Holdings as described above, and (y) the sole power to direct the voting of 1,115,347 shares of Common Stock which may be deemed to be beneficially owned by Master Account II Holdings as described above.

(iii) Master Account II may be deemed to have (x) the sole power to direct the disposition of 1,115,347 shares of Common Stock which may be deemed to be beneficially owned by Master Account II as described above, and (y) the sole power to direct the voting of 1,115,347 shares of Common Stock which may be deemed to be beneficially owned by Master Account II as described above.

(iv) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 154,289 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 154,289 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(v) Advisors may be deemed to have (x) the sole power to direct the disposition of 1,304,368 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 1,304,368 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

[13]	In addition, MHR Holdings may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock otherwise described in the footnotes to this Item 5(a) by virtue of its position as the managing member of Fund Management.
[14]	In addition, Dr. Rachesky may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock otherwise described in the footnotes to this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings.

Page 24 of 29 Pages

(vi) Institutional Partners may be deemed to have (x) the sole power to direct the disposition of 2,123,874 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above, and (y) the sole power to direct the voting of 2,123,874 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above.

(vii) MHRA may be deemed to have (x) the sole power to direct the disposition of 205,476 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above, and (y) the sole power to direct the voting of 205,476 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above.

(viii) MHRM may be deemed to have (x) the sole power to direct the disposition of 305,541 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above, and (y) the sole power to direct the voting of 305,541 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above.

(ix) Institutional Advisors may be deemed to have (x) the sole power to direct the disposition of 2,634,891 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above, and (y) the sole power to direct the voting of 2,634,891 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above.

(x) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 960,033 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 960,033 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.

(xi) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 2,418,660 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 2,418,660 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(xii) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 3,378,693 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 3,378,693 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(xiii) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 1,211,467 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 1,211,467 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

Page 25 of 29 Pages

(xiv) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 1,211,467 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 1,211,467 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(xv) MHRC may be deemed to have (x) the sole power to direct the disposition of 1,304,368 shares of Common Stock which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 1,304,368 shares of Common Stock which may be deemed to be beneficially owned by MHRC as described above.

(xvi) MHRC I may be deemed to have (x) the sole power to direct the disposition of 2,634,891 shares of Common Stock which may be deemed to be beneficially owned by MHRC I as described above, and (y) the sole power to direct the voting of 2,634,891 shares of Common Stock which may be deemed to be beneficially owned by MHRC I as described above.

(xvii) MHRC II may be deemed to have (x) the sole power to direct the disposition of 3,378,693 shares of Common Stock which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 3,378,693 shares of Common Stock which may be deemed to be beneficially owned by MHRC II as described above.

(xviii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 8,529,419 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 8,529,419 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(xix) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of the 8,529,419 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 8,529,419 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above.

(xx) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 8,544,419 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 8,544,419 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) The references to “Master Account II Holdings” in Annex A of Amendment No. 25 and Annex B of Amendment No. 26 are hereby amended to be references to “Master Account”.

(d)(i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Master Account II, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account II Holdings in accordance with their partnership interests in Master Account II.

(iii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

Page 26 of 29 Pages

(iv) The partners of Institutional Partners, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners in accordance with their partnership interests in Institutional Partners.

(v) The partners of MHRA, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRA in accordance with their partnership interests in MHRA.

(vi) The partners of MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRM in accordance with their partnership interests in MHRM.

(vii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(viii) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(ix) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not applicable.

Page 27 of 29 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 11, 2016	MHR CAPITAL PARTNERS MASTER ACCOUNT II HOLDINGS LLC

	By:	MHR Advisors LLC, the General Partner of its Sole Member

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR CAPITAL PARTNERS MASTER ACCOUNT II LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR ADVISORS LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL PARTNERS LP

	By:	MHR Institutional Advisors LLC, its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC, its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

Page 28 of 29 Pages

MHRC LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHRC I LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHRC II LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact